Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
> i. written standards controlling employees of the ATS that trade for employees' accounts; and
> ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

DEFINITION OF CTI AND CITI-ONE INFRASTRUCTURE

CGMI maintains policies and standards designed to limit sharing of Citi's and Citi's clients' confidential information with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to CGMI personnel and shared personnel involved in the operation of Citi-ONE or responsible for the ATS's compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participant's identity, orders, trading interest or intentions, positions, risk exposure or trading strategy, or similar non-public transactional information related to that Participant is considered CTI. CGMI does not consider post-trade aggregated and anonymized information to be CTI.

The Citi-ONE matching engines and gateway ("Citi-ONE infrastructure") are hosted and operated by Ocean, as described in Part II, Item 6. This Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter and is physically separated from other CGMI systems (including the CGMI algos and SOR) and operated on hardware separate from other systems hosted and operated by Ocean. Citi-ONE infrastructure also is separate from that of the Nasdaq exchanges. All Citi-ONE orders pass through the Citi-ONE gateway as the access point to the Citi-ONE ATS.

CGMI utilizes the standard Exegy Ticker Plant (XTP) market data solution, which processes Firm Regular Session Order information from Ocean for inclusion in the feeds to the CGMI algos and SOR as described in Part III, Item 15. The XTP is hosted by CGMI, on CGMI leased premises, in a third-party data center and is controlled and secured by Citi firewalls.

Access to Citi-ONE CTI is limited to Citi personnel who have a need to know in order to support the operation and compliance of the ATS. Employees of CGMI and its Affiliates support the operation of the Citi-ONE ATS and other businesses (shared employees), as described in Part II, Item 6. These shared employees as well as certain CGMI applications have access to Citi-ONE CTI.

Also, Ocean employees responsible for the daily operation of Citi-ONE have access to Citi-ONE CTI in the form of Citi-ONE intraday and historical order and matching information. These Ocean employees reside in a separate physical location from CGMI shared employees.

Separately, certain Exegy employees have access to Citi-ONE CTI as it is processed in the XTP as well as when providing Citi-ONE-related services. See Part III, Item 15 for additional information about services provided by Exegy.

Set forth below are the written standards and oversight procedures to safeguard Citi-ONE CTI.

CGMI POLICIES AND STANDARDS

The following CGMI policies and standards, as well as the CGMI access and information barriers, apply to the Citi personnel identified in Part II, Item 7(d), except to the extent the description of a particular control or safeguard reflects a more limited application (e.g., the Mandatory Absence policy).

PERSONAL TRADING: Citi employees, including those with access to Citi-ONE CTI, are subject to Citi policies, which apply to CGMI, that prohibit personal trading based on non-public or other confidential information. Citi's Personal Trading and Investment Policy defines permitted and prohibited trading and provides rules for the maintenance and review of internal and external brokerage activities of Citi employees who are involved in the purchase and sale of investment products as well as certain senior officers of Citi (together with their other covered household members, "Covered Persons"). The ATS Supervisor (and approved Series 24 Delegate) and Citi-ONE shared employees are subject to Citi's Personal Trading and Investment Policy.

Covered Persons may only trade securities in Firm-approved outside brokerage accounts, and they are not allowed to use any Citi-ONE CTI for personal trading. Covered Persons' personal investment positions are subject to a 30-day holding period. Covered Persons are generally restricted from trading New Issues and engaging in certain trading strategies involving Citi securities.

Covered Persons must enter a pre-approval request for every purchase and sale of a security executed in an employee investment account. The Compliance Department reviews these requests. Covered Persons that are responsible for the operation of Citi-ONE and certain others must also obtain the approval of their direct manager prior to a transaction. The investment activities of Covered Persons, including Citi preclearance requirements and the disclosure and surveillance of personal brokerage or trading accounts are monitored by each Covered Person's direct manager.

Prior to approving or rejecting any personal trading request, each Covered Person's direct manager (or the Compliance Department, as the case may be) considers various factors that touch upon how closely related the proposed trade is to the Covered Person's daily business activities. The approver considers whether the proposed transaction potentially raises a conflict of interest or is otherwise not in the best interests of Citi.

On a post-trade basis, CGMI direct managers use the Compliance for You (CoFY) system to review Covered Persons' personal trading activities. Accounts that do not permit trading in individual securities, derivatives, futures, or commodities (e.g., cryptocurrency accounts, mutual funds, unit investment trusts) are not subject to this review. During the review of employee trading activity, managers of the employee look for pre-approvals, indications of improper trading activity that might interfere with such person's job responsibilities, and excessive trading. CGMI's Employee Trading Surveillance Team also monitors activity in employee personal trading accounts.

On an annual basis, Covered Persons must confirm through the CoFY platform that the information about their reportable accounts on record is accurate, as well as certify that they understand and will abide by Citi's Personal Trading and Investment Policy.

Pursuant to CGMI's written supervisory procedures and a plan of supervision, the ATS Supervisor (or approved Series 24 Delegate) conducts a monthly review to ensure that the managers of the ATS's shared employees are conducting their reviews of employee personal trading in a timely manner.

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, Citi employees are required to read and comply with the Citi Code of Conduct, Citi Privacy and Confidentiality Policy and Citi Electronic Communications Policy, which include provisions that address safeguarding sensitive information. On a semi-annual basis, the Citi-ONE ATS Supervisor (or approved Series 24 Delegate) attests that shared employees have completed assigned annual compliance training which covers safeguarding CTI.

CYBER RISK: Citi has adopted and implemented an intelligence-led strategy to establish, implement, review, and adjust its approach to managing cyber risks. The strategy is supported by corresponding information security programs, policies and procedures, governance and management structures, reporting, and metrics. This strategy is applicable to Citi-ONE.

MANDATORY ABSENCE: Pursuant to the Citi Mandatory Absence Policy, employees who have the authority to execute transactions on behalf of CGMI and its Clients, or authority to make entries in Citi's books and records, as well as employees who can authorize, approve, or otherwise directly cause such transactions, are subject to a mandatory absence. As a compliance control, the policy requires such employees be absent from sensitive positions for a prescribed period of time so that their activities may be performed by others.

CGMI ACCESS AND INFORMATION BARRIERS

In addition to the above-referenced policies, Citi has information barriers to separate personnel and systems with access to ATS CTI from those not permitted to access such information. Citi also relies on information barriers to distinguish among personnel and systems permissioned to access different types of Citi-ONE CTI. Citi also restricts access to Citi applications containing Citi-ONE CTI through an Enterprise Entitlement Review System (EERS) and an ATS-specific review and approval process. Direct managers log and manage access using EERS.

Shared employees seeking access to Citi-ONE CTI are required to obtain approval from their direct manager, the Citi-ONE application (technology) manager, and the primary business information owner (the ATS Supervisor or approved Series 24 Delegate). The ATS Supervisor (or approved Series 24 Delegate) oversees access to Citi-ONE CTI by shared employees who are managed by persons other than the ATS Supervisor (or approved Series 24 Delegate). Any shared employees seeking access to Citi-ONE CTI must submit a request through Citi's Marketplace ("CMP") and such request for access is considered based on the role of the requestor. Direct managers are responsible for reviewing the request for access to Citi-ONE CTI prior to providing approval. In considering such requests, direct managers consider factors including the employee's current role and whether the employee performs a function related to Citi-ONE. An employee's access request will be denied if the employee's role does not require such access in order to operate Citi-ONE or support Citi-ONE compliance efforts. Subsequent to initial approval of a request for access, semi-annual reviews of such access are managed and captured in EERS.

The ATS Supervisor (or approved Series 24 Delegate) conducts monthly reviews related to shared employees who have real-time access to Citi-ONE. The ATS Supervisor (or approved Series 24 Delegate) also conducts quarterly reviews with respect to persons with access to Citi-ONE information/CTI on a T+1 basis. On a semi-annual basis, the ATS Supervisor (or approved Series 24 Delegate) conducts reviews of those shared employees within a direct manager's reporting line. Specifically, the ATS Supervisor (or approved Series 24 Delegate) conducts a review to confirm that direct managers of Citi-ONE shared employees are performing timely access and entitlements reviews of the shared employees reporting to them, and that these shared employees only have access to ATS-related applications that are appropriate and necessary for their roles with respect to supporting the operation and compliance of the ATS. Access to Citi-ONE data is removed with respect to any employee previously classified as a shared employee of Citi-ONE whose role has changed and, as a result, no longer requires access to Citi-ONE data.

Citi-ONE's plan of supervision and written procedures also require a monthly governance meeting of a group consisting of the ATS Supervisor (and approved Series 24 Delegate), Legal, Compliance, and Operations personnel. During this Citi-ONE governance meeting, amongst a variety of ATS-related topics, the group reviews additions and subtractions to the list of shared employees with access to intraday and historical order and matching information and the appropriateness of shared employees' access to Citi-ONE data.

The Exegy data feeds (the anonymized, aggregated information about Citi-ONE FRS Orders, as described in Part III, Item 15) that are used by CGMI algos and the SOR are considered Citi-ONE CTI. Access to this Citi-ONE CTI contained in the data feeds is confined to the CGMI algos and the SOR in the following ways: First, access to the Exegy data feeds containing Citi-ONE information is via physical cable, which allows CGMI to limit access to the data feeds. Only the CGMI algos and the SOR have this physical connection to the Exegy data feeds--they are not physically connected to any other CGMI infrastructure. Second, once connected, the CGMI algo and SOR are still required to provide login credentials to Exegy in order to receive the data. Third, the programmed use of the Citi-ONE data feeds by the CGMI algos and the SOR (i.e., to make efficient real-time decisions regarding whether and when to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE) was subject to appropriate development and testing. The CGMI algos and SOR are not programmed to use the Citi-ONE data feeds for any other purposes, such as when performing risk checks or undergoing transaction cost analysis.

THIRD-PARTY ACCESS AND INFORMATION BARRIERS

Ocean and Nasdaq employees with access to Citi-ONE CTI include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management (collectively, "Ocean employees"). These persons have access to Citi-ONE CTI consisting of individual orders and matches, client identifiers of Participants, and volume of orders pertaining to Citi-ONE.

Ocean's policies and procedures employ a three-pronged approach to permission access to Citi-ONE. First, an employee must complete compliance training specific to the Ocean business unit responsible for Ocean's Citi-ONE activities. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific Ocean system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual compliance training. Ocean employees with access to Citi-ONE CTI are subject to Ocean's Information Barriers and Conflict Management Policies and Procedures. Pursuant to these procedures, Ocean employees are prohibited from sharing Citi-ONE CTI with other employees (including at Nasdaq) who are not expressly authorized to receive such information.

All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions to Nasdaq. Nasdaq's Global Ethics Team monitors personal trading activities against the GTP.

Ocean also conducts electronic communications reviews to identify policy violations including noncompliance with the above-referenced policies and procedures.

CGMI has the right to audit Ocean's operation of Citi-ONE, including Ocean's access to and use of Citi-ONE CTI either through audits conducted by CGMI's own audit team or by third-party auditors. Such audits may be conducted on-site or off-site.

Ocean also is obligated to notify CGMI of any actual or suspected unauthorized access to confidential information, which includes Citi-ONE CTI, in a timely manner.

Exegy employees can gain access to the Citi-ONE CTI only with proper Exegy approvals. Approval is only granted to Exegy employees who require such access to complete Exegy's contractual work for CGMI, such as monitoring, maintaining, and incident troubleshooting with respect to the data provided by Exegy to CGMI. Such access approval is granted by Exegy senior management, and a record of approval is automatically and securely maintained for future audit purposes. Exegy conducts audits each quarter to confirm that only authorized Exegy employees have been granted access and that access is used only as required to complete Citi-ONE-related services. The results of audits are documented and a written attestation is provided to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate). If remedial actions are required, they are taken within 24 hours and the audit results are updated and applicable records are maintained. All violations of the Exegy policy are reported to senior Exegy executive management and the employee(s) are subject to discipline, including potential termination.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

Yes☐ No☒

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Access to Citi-ONE CTI is limited to the specific members of groups of shared employees within CGMI, or a CGMI Affiliate (Citibank N.A., Citi Technology Inc., Citigroup Global Markets Limited, and Citi Canada Technology Services ULC) who support various functions pertaining to operations and compliance of the ATS and who are approved to access Citi-ONE CTI as described in Part II, Item 7(a). CGMI's algos and SOR also have access to certain Citi-ONE CTI as described herein. In addition, access to Citi-ONE CTI is available to a limited group of employees of third-party suppliers that provide services to the Citi-ONE ATS related to the operations and compliance of the ATS, including surveillance, and business and product management. For employees of third-party suppliers, access is limited by their employer rules and procedures, restricting access to those Persons that have a need to know, as referenced in Part II, Item 7.

CITI PERSONNEL

Certain members of the following groups are shared employees with access to Citi-ONE CTI. These personnel are subject to the CGMI policies and standards describe in response to Part II, Item 7(a), except to the extent Item 7(a) describes a more limited scope for a particular control or safeguard.

Transaction Support and Operations personnel within Citibank N.A., Citi Technology Inc., and CGMI are responsible for performing transaction-related production and operational support, gathering necessary documentation pertaining to Indirect Subscribers, providing implementation services for Indirect Subscribers, monitoring and troubleshooting data feed connections, providing oversight of regulatory reporting and trade confirmation processes, introducing and updating risk limits, as well as performing middle and back office functions. The Citi-ONE CTI that such personnel have access to is intraday and historical (i.e., end of day or T+1) order and matching information.

The ATS Supervisor (including an approved Series 24 Delegate/Manager) is a CGMI employee responsible for providing transaction-related and operational support, reviewing and approving internal and external documentation and providing oversight, governance, and supervision of the Citi-ONE ATS. The Citi-ONE CTI that the ATS Supervisor (including an approved Series 24 Delegate) has access to is intraday and historical order and matching information as needed to carry out those ATS responsibilities.

Product, Electronic Trading and Surveillance Compliance personnel within Citibank N.A. and CGMI are responsible for, among other responsibilities, providing compliance-related guidance and oversight of Citi-ONE's operation, responding to regulatory inquiries and exams, and reviewing daily trade surveillance reports pertaining to Citi-ONE activity. The Citi-ONE CTI that such personnel have access to is intraday and historical order and matching information.

Equity Risk & Controls (ERC) personnel within CGMI oversee supervisory reviews and attestations completed by the ATS Supervisor (or approved Series 24 Delegate). ERC personnel also collaborate with Surveillance personnel on periodic reviews for potential manipulative trading and other conduct issues and conduct oversight and documentation of Market Access Rule limits. ERC also oversees regulatory reporting. The Citi-ONE CTI that such personnel have access to is historical order and matching information.

Technology personnel within Citibank N.A. and Citi Canada Technology Services ULC are responsible for performing independent testing, execution quality analyses, and implementation of mark-out analyses, and are responsible for CGMI's algo and SOR-related applications and/or connectivity used by Indirect Subscribers. They also apply segmentation logic and are responsible for the integration and maintenance of inputs and outputs across supporting downstream CGMI internal systems.

 They perform oversight of CAT reporting and provide business personnel with data. The Citi-ONE CTI that Technology personnel who are responsible for CGMI's algo and SOR-related applications and/or connectivity used by Indirect Subscribers have access to is the identity of Indirect Subscribers. The Citi-ONE CTI that other Technology personnel have access to is historical order and matching information.

A small subset of Markets Quantitative Analysts (MQA) within CGMI are responsible for the design of the mark-out methodology described in Part III, Item 13. In furtherance of this responsibility, the Citi-ONE CTI that a subset of MQA personnel will have access to is historical order and matching information.

Equities Management within CGMI is responsible for managing the overall equities business and may assist the ATS Supervisor (or approved Series 24 Delegate) with general business matters as part of their role in overseeing CGMI's equities business. Such Equities Management personnel receive aggregated historical Citi-ONE data in order to understand the scope and scale of Citi-ONE as one of CGMI's equity execution service offerings, and in furtherance of their responsibilities to oversee CGMI's equities business. Equities Management is not involved in day-to-day operations of Citi-ONE, however issues requiring escalation, including potential technology-related execution errors, may be directed to these personnel and they may have access on an as needed basis to limited Citi-ONE CTI in the form of intraday and/or historical order and matching information to assist with review and resolution of such escalations.

Client Coverage personnel within CGMI, made up of Cash Sales Trading, Electronic Execution Coverage, and Execution Advisory Services employees, provide client coverage and support services. The Citi-ONE CTI that Cash Sales Trading personnel have access to is the intraday and historical order and matching information of the individual Indirect Subscribers to whom they provide coverage. The Citi-ONE CTI that Electronic Execution Coverage and Execution Advisory Services personnel have access to is intraday and historical order and matching information for the Indirect Subscribers whose orders are entered into CGMI systems. The bases for such access are that each Electronic Execution Coverage representative can provide support services to any Indirect Subscriber and Execution Advisory Services personnel require access in furtherance of their role in optimizing liquidity sourcing for clients, including as described in Part III, Item 9, with respect to FRS Order and Conditional Order interaction.

A ~~small~~ subset of Platform Sales personnel within CGMI provide sales services to Direct Subscribers. In furtherance of their sales responsibilities, the Citi-ONE CTI that such personnel have access to in the normal course of business is the identity of Direct Subscribers and the volume of Direct Subscriber orders executed on Citi-ONE. On an ad hoc basis, these personnel may have access to intraday and/or historical order and matching information on an ad hoc, as needed basis to assist with review and resolution of client queries.

Credit Risk and In-Business Risk personnel within Citibank N.A. and CGMI advise on the financial risk management controls applicable to Subscribers pursuant to Securities and Exchange Commission Rule 15c3-5. The Citi-ONE CTI to which these personnel have access is the identity of Subscribers.

Product Legal, Risk Management including Conduct Risk, Business Management and Internal Audit personnel within Citibank N.A., Citigroup Global Markets Limited, and CGMI provide control functions and oversight of Citi-ONE and have access as needed to Citi-ONE CTI in the form of historical order and matching information. These employees assist CGMI with tasks including but not limited to responding to regulatory inquiries or performing internal audits of the electronic trading platform, which could include Citi-ONE.

CGMI ALGOS AND SOR

CGMI algos and the CGMI SOR are able to create child orders based on parent level orders sent to the CGMI algos or CGMI SOR. The decision to route an order to Citi-ONE (or other trading centers) may be made by CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. The CGMI algos and SOR receive Citi-ONE CTI in the form of data feeds containing aggregated buy and sell information regarding Citi-ONE Firm Regular Session Orders (see Part III, Item 7 for the definition of Firm Regular Session Orders) from Exegy. The CGMI algos and SOR use the data feeds solely to make efficient real-time decisions regarding whether and when to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE. See Part III, Item 15.

OCEAN EMPLOYEES (a Third-Party Technology Supplier)

Access to Citi-ONE CTI is available to limited groups of Ocean employees that support various functions pertaining to hosting, operations, and the compliance of the ATS. Designated Ocean employees have access to intraday and historical Citi-ONE order and matching information in order to perform and manage various day-to-day troubleshooting, incident management and market operations tasks, software development, quality assurance, and maintenance activities. Such access also is required by Ocean in connection with conducting surveillance activities and managing Ocean's access entitlements for Citi-ONE.

Ocean Operations employees are responsible for troubleshooting various day-to-day technical and market-related operations pertaining to Citi-ONE. They also assist with establishing ports and verifying IP addresses and FIX connections for Direct Subscribers. The Citi-ONE CTI that these personnel have access to is Direct Subscriber identity and intraday and historical order and matching information.

Ocean Compliance employees are responsible for building ATS surveillance alerts and patterns chosen by CGMI, providing surveillance of the Citi-ONE ATS through the Nasdaq Market Surveillance application, and troubleshooting and incident management. The Citi-ONE CTI that these personnel have access to is intraday and historical order and matching information. In addition, Ocean Compliance is responsible for managing requests for access and entitlements from within the NASDAQ organization and for overseeing Ocean's Information Barriers and Conflict Management policies and procedures.

One Ocean Technology group is responsible for application development and maintenance of the core matching technology of Citi-ONE. Other technology-focused groups within Ocean are responsible for various downstream Ocean applications that surround and support the Citi-ONE core technology with products, services, and data including regulatory reporting, surveillance, and data storage. A group of Ocean employees is responsible for written documentation, design modules, and functionality pertaining to CGMI's requirements. This group is responsible for the coordination and management of workflows across multiple Ocean groups. Collectively, the Citi-ONE CTI that these Technology groups have access to is intraday and historical order and matching information.

EXEGY PERSONNEL (a Third-Party Technology Supplier)

Certain Exegy employees have access to Citi-ONE CTI necessary to (i) monitor the XTP stability, troubleshooting, and connectivity (Level 1), and (ii) respond to queries, and investigate and resolve incidents (Level 2 and Level 3). These personnel have access to anonymized and aggregated intraday order information for Firm Regular Session Orders (order class defined in Part III, Items 4 and 7) within the NBBO, as described further in Part III, Item 15.

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

Yes☐ No☒

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

Yes☒ No☐

If yes, list and provide a summary of the conditions.

Prior to accessing Citi-ONE, a Participant must be (i) onboarded as a Direct Subscriber, (ii) a CGMI client in good standing, (iii) a CGMI Business Unit, or (iv) a CGMI Affiliate.

By default, CGMI clients' orders in NMS stocks may be sent to Citi-ONE, making such clients Indirect Subscribers. CGMI clients may request that their orders not be sent to Citi-ONE by contacting their Client Coverage personnel.

All new CGMI clients (including Direct Subscribers of Citi-ONE) must complete the CGMI client onboarding process during which Know Your Customer and anti-money laundering processes are completed. CGMI also considers various criteria including, for example, credit checks and background checks. Each CGMI client is also assigned a market access rule limit as required under Securities and Exchange Commission Rule 15c3-5. This process is not specific to the ATS.

Prior to accessing Citi-ONE, prospective Direct Subscribers are reviewed and approved by the New Subscriber Group. The New Subscriber Group includes the ATS Supervisor, Business Management (or approved Series 24 Delegate), Legal and Compliance, and the subset of Platform Sales personnel who provide ATS-related sales services. Each prospective Subscriber is presented to the group and any regulatory findings, financial documents and expected activity are reviewed. The New Subscriber Group ensures that Direct Subscribers of the ATS:

- Execute a Citi-ONE ATS Subscriber Access Agreement permitting direct access to the ATS;

- Complete an informational questionnaire about the Direct Subscriber's business, including key contacts and communication methods;

- Submit appropriate financial information; specifically, assets under management for institutional clients and net capital for broker-dealers; and

- Have the technological viability of their direct connection to Citi-ONE certified by Ocean.

Clearing agreements such as Qualified Services Representative (QSR) or Auto Give-Up (AGU) documentation are required for Subscribers that are broker-dealers, and institutional Subscribers are required to have settlement instructions in place.

By default, no Participants are enabled to participate in the Market on Close Session ("MOCS"). Direct Subscribers may request to be enabled at onboarding or after onboarding by contacting the ATS Supervisor. CGMI will determine whether to enable Indirect Subscribers, CGMI Business Units and CGMI Affiliates for the MOCS based on client preferences, execution objectives, execution quality, or operational complexity in-line with Citi's broader routing and venue selection policy and procedure.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

Yes☐ No☒

If no, identify and describe any differences.

CGMI Business Units, CGMI Affiliates, and Indirect Subscribers that access Citi-ONE through the CGMI algos and/or SOR are not required to complete the Citi-ONE ATS Subscriber Access Agreement or the approval process for Direct Subscribers, as set forth in Part III, Item 2(b) above. CGMI Business Units and CGMI Affiliates are not required to complete CGMI's client onboarding process.

As described in Part III, Item 2(b), the way in which Direct Subscribers are enabled for the MOCS is different than the way in which Indirect Subscribers, CGMI Business Units, and CGMI Affiliates are enabled.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

Yes☒ No☐

Item 4: Hours of Operations

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

Citi-ONE is open for trading on the days that the national stock exchanges are open for trading, and Citi-ONE will observe the holidays and other closings of the exchanges. Citi-ONE operates two trading sessions - the Regular Trading Session ("RTS"), during which Firm Regular Session ("FRS") Orders and Conditional Orders ("COs") including their associated Firm-up Orders may be matched, and the Market on Close Session ("MOCS"), during which Market on Close ("MOC") Orders may be matched for those Participants who have opted in to or been enabled for the MOCS (see Part III, Item 17). These order types ("Order Classes") are defined and described further in Part III, Item 7. The hours for the RTS and MOCS are identified below. In addition, Citi-ONE will be open (though not accepting orders) for operational purposes only until 5:00 PM ET.

REGULAR TRADING SESSION

FRS Orders, Conditional Orders, and MOC Orders can be accepted by Citi-ONE beginning at 8:30 AM Eastern Time (ET). However, these orders, including any Firm-up Orders (all order categories are described in Part III, Item 7) will become eligible for matching in Citi-ONE only after the primary listing market has opened the NMS Stock and Citi-ONE has detected a limit up-limit down ("LULD") band for the particular NMS Stock. At 4:00 PM ET (or such earlier time in the event of a shortened trading day or early closure), any unmatched orders in Citi-ONE will be cancelled. Citi-ONE has discretion to close or not to open Citi-ONE (in whole or in part) in the event of a market disruption, technological, or other issue.

MARKET ON CLOSE SESSION

Only MOC Orders in NMS Stocks may be entered for trading in the Citi-ONE MOCS. Citi-ONE allows Participants who have opted in to or been enabled for the MOCS (see Part III, Item 17) to enter MOC Orders beginning at 8:30 AM ET until a pre-determined cut-off time ("MOC Cut-off Time"). ~~Citi-ONE will determine the MOC Cut-off Time by subtracting a configurable number of minutes from the primary national stock exchange's closing auction deadline.~~ The MOC Cut-off Time is 3:44:59 PM ET. Matching of MOC Orders occurs at 3:45 PM ET, after which Participants receive a report indicating whether they received a match and the share quantity that matched. In the event of a shortened trading day or early closure, Citi-ONE will follow the procedures/instructions of the primary listing exchange and the MOC Cut-off Time and time for matching of MOC Orders will be adjusted in response to those procedures/instructions (e.g., to 12:44:59 PM ET and 12:45 PM ET, respectively, in the event of a scheduled 1:00 PM ET closure). For information about when matched orders will receive execution prices (or cancellations, as applicable), see Part III, Item 17.

b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐